HINDALCO
ADITYA BIRLA GROUP

03003851

Ref: AJJ:PVK:1104:2002-03

Date:-24th January, 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 11 2003
WASH. D.C. 165

Attn:- International Corporate Finance

Dear Sir,

Re:- Hindalco Industries Limited-
Rule 12g3-2(b) Exemption File No.82-3428

Dear Sir,

Subject : Publication of Quarterly Unaudited Financial Results

We are sending herewith a Statement showing the "Unaudited Financial Results" (Provisional) of the Company for the Quarter period ended on 31st December, 2002.

We are also enclosing herewith Press Release, your special attention is invited to the bottom of Page No.4 of the Release, on acquisition of Nifty Copper Mines, which was approved by the Board.

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

We hope you will find this in order.

Thanking you,

Yours faithfully,
for Hindalco Industries Limited

ANIL J. JHALA
JOINT-PRESIDENT (Treasury) &
Company Secretary

Encl:- As above

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 462 6666 • Fax : 422 7586 / 436 2516 • Email : ajjhala@worli.hindalco.com
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai-400 093. • Tel.: 691 7000 • Fax : 691 7001 • E-mail : share@hindalco.com)
Works : P.o. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 52079 • Fax : (05446) 52107

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai 400 025.

UNAUDITED FINANCIAL RESULTS(PROVISIONAL)
FOR THE QUARTER ENDED 31ST DECEMBER, 2002

(Rupees in Million)

Particulars	Quarter ended 31/12/2002	Quarter ended 31/12/2001	Nine months ended 31/12/2002	Nine months ended 31/12/2001	Previous accounting Year ended 31/03/2002 (Audited)
1. Net Sales	5,215	5,774	16,772	16,837	23,314
2. Other Income	452	543	1,269	1,307	2,109
3. Total Expenditure	3,633	3,350	11,121	9,359	13,374
a) (Increase)/Decrease in stock in trade	(399)	(152)	(820)	(408)	(193)
b) Consumption of Raw Materials	1,375	1,311	3,926	3,510	4,756
c) Staff Cost	496	412	1,437	1,199	1,672
d) Manufacturing Expenses	1,790	1,401	5,164	3,931	5,549
e) Other expenditure	371	378	1,214	1,127	1,590
4. Interest	135	139	267	345	456
5. Gross Profit	1,899	2,828	6,653	8,440	11,593
6. Depreciation	453	393	1,279	1,137	1,543
7. Profit before Tax & Extraordinary Item	1,446	2,435	5,374	7,303	10,050
8. (a) Provision for Current Tax	230	665	1,020	1,965	2,570
Profit before Deferred Tax	1,216	1,770	4,354	5,338	7,480
(b) Provision for Deferred Tax	205	115	690	400	620
9. Net Profit	1,011	1,655	3,664	4,938	6,860
10. Paid-up equity share capital (Face value of Rs.10-per share)	737	745	737	45	745
11. Reserves(excluding revaluation reserves)					45,071
12. Basic & Diluted EPS (Rs.)	14	22	50	66	92
13. Aggregate of non-promoters shareholding					
(a) Number of Shares			56,745,698	57,606,183	57,498,321
(b) Percentage of shareholding			76.99%	77.36%	77.22%
14. Metal Production (MT)	60,470	66,894	191,002	190,809	261,338

SEGMENT-WISE REVENUE RESULTS AND CAPITAL EMPLOYED
UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 31/12/2002	Quarter ended 31/12/2001	Nine months ended 31/12/2002	Nine months ended 31/12/2001	Previous Accounting Year ended 31/03/2002 (Audited)
1.Segment Revenue					
Aluminium Business	5,215	5,774	16,772	16,837	23,314
Less: Inter Segment Revenue	-	-	-	-	-
Net Sales Income from operation	5,215	5,774	16,772	16,837	23,314
2. Segment Results (Profit/Loss before Tax and interest from each Segment)					
Aluminium Business	1,155	2,108	4,543	6,556	8,518
Less: Interest Paid	135	139	267	345	456
	1,020	1,969	4,276	6,211	8,062
Add: Other un-allocable income net off un-allocable expenses	426	466	1,098	1,092	1,988
Profit before Tax	1,446	2,435	5,374	7,303	10,050
3.Capital Employed (Segment assets-Segment Liabilities)					
Aluminium Business	36,214	29,473	36,214	29,473	33,148

Notes:

1. The Hon'ble Mumbai High Court by its Order dated 31st October, 2002 has sanctioned the Scheme of Arrangement of amalgamation of Indo Gulf Corporation Limited (comprising of remaining business after de-merger of fertilizer undertaking at Jagdishpur) with the Company. The order sanctioning the Scheme of Arrangement has been filed with Registrar of Companies. After receipt of other requisite approvals and sanctions, as per the Scheme the Company will issue one fully paid-up equity share for every twelve equity shares of Indo Gulf Corporation Limited and consequently the issued and paid-up share capital of the Company would increase to Rs. 924.75 million. Pending final approvals/sanctions, the above results does not include the result of the Indo Gulf Corporation Limited, proposed to be amalgamated with effect from 1st April, 2002.

2. The Company's open offer for acquiring 18,182,507 equity shares of Indian Aluminium Company Limited (INDAL) at Rs. 120/- per share has closed on 12th November, 2002. As a result, Company has acquired 14,556,588 equity shares of INDAL for a consideration of Rs. 1,746.80 million. The Company will make a final offer to acquire remaining 3,625,919 equity shares of INDAL, on or before 12th February, 2003, as per SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

3. The Company has raised debts aggregating to Rs.1,500 million during November, 2002 through issuance of 6.40 % Secured Non-Convertible Debentures of seven years maturity with a put/call option at the end of five years for general corporate purposes.

4. (i). As previously reported, the Company has entered into a Share Purchase Agreement with Oil and Natural Gas Corporation Limited for sale of its investment in 95,695,742 equity shares of Rs. 10/- each (fully paid-up) of Mangalore Refinery and Petrochemicals Limited at Rs. 2/- per equity shares and the sale will be completed only after obtaining the necessary government/statutory approvals. In the event of completion of the sale, the company will incur a loss of Rs. 1,328 million, which will be accounted for when the sale is completed.

(ii). In the event, the sale of aforesaid equity shares is not completed before the end of the current financial year, the company will determine the decline, other than temporary, in the value of aforesaid equity shares and in accordance with past practice, the carrying amount of long-term investments will be adjusted for such decline, at the time of preparation of annual accounts.

5. The Company has commissioned a new Power Generating Unit of 80 MW and a part of new Potline in December, 2002 under its Brownfield expansion programme. The production of metal from the Potline will increase gradually.

6. Due to incidents of insurgency in December, 2002, the Company has temporarily suspended its Bauxite mining operations at Gurdari Mines in Jharkhand and Samri Mines in Chhatishgarh. However, requirement of Alumina Refinery is being maintained from other mines and market purchases.

7. Smelter operations which were adversely affected in September, 2002 due to power disruption have since been normalised.

8. The above results have been taken on record at the meeting of the Board of Directors of the Company held on Friday, 24th January, 2003.

By and on behalf of the Board

Place: Mumbai
Date : 24th January, 2003

A.K.Agarwala
Whole-time Director

HINDALCO

ADITYA BIRLA GROUP

PRESS RELEASE

Date:24.01.2003

HINDALCO
THE ADITY BIRLA GROUP'S FLAGSHIP COMPANY
Q3 - FY 2002-03

Sales	**Rs. 521.5 Crores**
Profit before Deferred Tax	**Rs. 121.5 Crores**
Net Profit	**Rs. 101.0 Crores**

Hindalco, the flagship Company of the Aditya Birla Group's performance for the 3rd Quarter has been affected on account of the major power disruption in September 2002, reported earlier as its effect has spilled over. This has resulted in a further production loss. To normalize the process the Company has had to incur extra costs. Even as the Company endeavored to restore the smelter operations, the loss in terms of sales volumes was inevitable and has been a drag. The quarter results need then to be viewed against this backdrop.

That despite having had to contend with these issues, Hindalco has recorded a sales turnover of Rs. 521.5 crores and a net profit of Rs 101 crores is noteworthy. The fall of 9.7 % in turnover in comparison to Rs. 577.5 Crores attained in the corresponding Quarter of Fiscal 2002 was expected in view of the adverse circumstances in which the company had to operate.

The Company has employed a strategy of emphasizing higher sales of an enriched product mix to partially offset the impact of lower volumes resulting from paucity of metal.

Lower turnover coupled with rising input costs have affected Profit as well. Profit before Deferred Tax during Q3 of the current Fiscal stand at Rs. 121.5 Crores, as against Profit of Rs. 177.0 Crores in Q3 Fiscal 2002. This is on account of lower volumes, higher coal cost and additional expenditure for the stabilization of smelter operations. Consequently, Net Profit during the Quarter is Rs. 101.0 Crores as against Rs. 165.5 Crores in the corresponding Quarter last year.

The Company has displayed inherent strengths in ensuring an early stabilization of operations. In addition, the Company's brownfield expansion programme has progressed very well as have other initiatives undertaken to build on cost efficiencies and improved customer focus.

Going forward, these initiatives, coupled with increased metal output, are expected to yield good results.

Operational Review

The Company has sought to optimize product mix in view of constrained availability of aluminium metal.:

- Metal Production of 60,470 MT is lower by 9.6% against output of 66,894 MT in the corresponding quarter last year. With the ongoing additions to capacity, metal production would have been considerably higher but for the disruption of operations in September 2002.

- Alumina Calcined, at 123,870 MT is marginally lower by 0.4% over that of 124,368 MT in the corresponding period last year. Even though production of recoverable Alumina is higher, output of Calcined Alumina is lower on account of additional process requirements of Alumina for enhanced capacity which forms part of the ongoing brownfield expansion.

- Output of Rolled Products at 18,550 MT is higher by 11.7% over output of 16,609 MT in the comparable Quarter last year. Increased output is largely due to better utilization of available capacity and an improved product mix.

- Extrusion Production stood at 4,743 MT, up by 18.9% vis-à-vis 3,989 MT in the corresponding period last year. Increased Extrusion production has been feasible with improving market demand, primarily in strategic sectors.

- Production of Redraw Rods at 10,445 MT is 21.0% lower when compared to 13,215 MT in Q2 Fiscal 2002. Considering the constraint on metal availability, production of wire rods was consciously scaled down to accord priority to higher value items such as Rolled Products, Extrusions and Foils.

- Power sent out from the Company's Renusagar Power Plant was 1,054 MU, higher by 2.5% as against 1,028 MU in the comparable Quarter last year.

- Power available from the Company's Co-Generation Unit was 61 MU as against 68 MU in the corresponding Quarter last year. The output was affected due to the planned shutdown for overhauling.

- Foil Production rose to 4,649 MT, up 3.5%, over 4,492 MT in the corresponding period last year.

- Production at the Aluminium Alloy Wheel Plant soared to 16,254 Wheels vis-à-vis 3,773 Wheels in Q3 of the previous fiscal.

Comparison – 9M FY 2003 / 9M FY 2002

The fiscal trends in respect of Sales and Financial Performance during the 9 Months period are given below to enable a comparison with the previous year.

Rs. in Crores

	9M FY 2002	9M FY 2003
Net Sales	1,683.7	1,677.2
Profit before Deferred Tax	533.8	435.4
Net Profit	493.8	366.4

Fund Raising

The Company has raised a Debt of Rs. 150 Crores in November 2002 for General Corporate Purposes, by issuing Secured Non-Convertible Debentures of 7 years maturity, at a rate of 6.40 %. The Debentures carry Put/Call Options after 5 years.

Brownfield Expansion

Hindalco's brownfield expansion at Renukoot entailing an investment of Rs.1800 Crores will be a major growth driver. On its completion, Aluminium Smelting Capacity will stand raised by 100,000 MTPA to 342,000 MTPA. Alongside, with its strategy of ensuring self-sufficiency in key inputs, Alumina Refining Capacity will be augmented by 210,000 MTPA to reach 660,000 MTPA (450,000 MTPA) and Power Generation Capacity will stand revised to 769 MW (619 MW). Work on the expansion is progressing ahead of schedule and is expected to be completed by the first half of Fiscal 2003-04.

In the Company's Aluminium Smelter, Potline 10 was fully commissioned by end November 2002. In addition, Potline 11 was partly commissioned in December 2002. The expansion of the Alumina Refinery capacity was through in November 2002 and hooked up with existing facilities. The enhanced capacity has gone on full stream. Consequently Alumina output will gradually increase. The increased output of alumina will support higher metal output.

The Power generating Unit No. 9 at the Company's Renusagar Captive Power Plant was flagged off in December 2002 and full power is now being generated.

With the completion of the ongoing brownfield expansion, Hindalco will further consolidate its domestic market leadership, and reach out to international markets in larger measure.

Other Growth Initiatives

Hindalco's structured Profit Improvement exercise, Project Rocket 2K, aimed at higher productivity, a significant reduction of costs, strengthening efficiencies and lower inventories, which commenced in Fiscal 2001-02, is progressing well. On its

completion in about two years, Hindalco expects annualised savings to the tune of nearly Rs.40-50 Crores.

An appropriate IT Solution (Project Everest) that will integrate operations, ensure real time data availability, enable improved and faster decisions, effective Supply Chain Management and strengthen Customer Relations Management Systems, is under implementation. The first phase is scheduled for completion by end FY 2004.

Synergies with Indal

Strengthening synergies with Indal is delivering increased benefits to both Hindalco as well as Indal. Synergies accrue from exchanging best practices, undertaking product rationalization and working closely in marketing products. The two Companies continue to work for optimizing capacities by way of tolling of alumina.

To eliminate the perceived conflict of minority shareholder interest and to ensure full realisation of potential synergies, Hindalco had made an open offer to acquire the balance shareholding in Indian Aluminium Company Limited (Indal). The open offer for acquiring 18,182,507 equity shares of Indal at Rs. 120/- per share closed on 12th November 2002. As a result, the Company has acquired 14,556,588 equity shares (amounting to 94.91% of shareholding) of Indal for a consideration of Rs. 174.68 Crores. The Company will make a final offer to acquire the remaining equity shares of Indal on or before 12th February, 2003, as per SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 prior to its de-listing from all the stock exchanges.

Merger of the Copper business

The Hon'ble Mumbai High Court by its order dated 31st October, 2002 has sanctioned the Scheme of Arrangement of amalgamation of the copper business of Indo Gulf Corporation Limited (comprising of remaining business after de-merger of fertilizer undertaking at Jagdishpur) with the Company. The order sanctioning the Scheme of Arrangement has been filed with the Registrar of Companies. After other requisite approvals and sanctions, in line with the Scheme, the Company will issue one fully paid-up equity share for each twelve equity shares of Indo Gulf Corporation Limited. Consequently the issued and paid-up share capital of the Company will increase to Rs. 92.475 Crores. The merger process is expected to be complete within the next couple of months, paving the way for the creation of a non-ferrous metal powerhouse.

Acquisition of Nifty Copper Mines in Australia

In the light of the scheme of amalgamation between Indo Gulf Corporation Limited (Indo Gulf) and Hindalco Industries Limited (HIL), which is nearing conclusion, the Board of Directors today announced their intent to acquire Straits (Nifty) Pty. Ltd., which owns the Nifty Copper mines in Australia.

The acquisition will be completed through a wholly-owned Australian subsidiary for a total consideration of A$ 79.80 million. An agreement has been entered into by the

Company with Straits Resources Limited (SRL), a listed entity, which owns 100% of Straits (Nifty) Pty. Ltd.

The acquisition of Nifty, when completed, will elevate the Birla Copper to an integrated Copper producer. Nifty currently has a production capacity of 275,00 T per year of Copper Cathodes.

Market Outlook

The outlook is positive though tempered with caution. Domestic competition continues to be intense. Trends in the auto sector have defied expectations of a slowdown on account of the poor performance of the farm sector. Stronger auto sales have been assisted substantially by lower interest rates and innovative financing schemes. Cheaper and adequate financing are also expected to stimulate the building and construction sector and offer much needed impetus to the consumer durables sector. Indications, are that the Electrical sector should continue to perform well.

In the international markets, Aluminium consumption in 2002 has closed on a much better note when compared to the previous year. The outlook hinges on a strong recovery of the US economy which has proved to be elusive so far. With growing production, and uncertain fundamentals, the outlook is cautiously optimistic. Even as realizations are impacted in this scenario, Hindalco has a distinct competitive advantage by way of its cost efficiency

Hindalco's Outlook

Even as the long term fundamentals for the Company remain excellent, outlook in the near term continues to be cautiously optimistic.

The medium and long-term outlook remains extremely encouraging, even in the face of a temporary setback in the Company's operations on account of disruption of its operations in September. Hindalco expects its branding of foil products to progressively yield results by way of higher sales in the packaging sector. In addition, Hindalco will also gain from a substantial increase in volumes of Aluminium Alloy Wheels. The completion of the ongoing brownfield expansion, and cost reduction measures as well as other initiatives, will enable Hindalco to make a strong comeback as the inevitable improvement in fundamentals occurs.

***

Corporate Communications,
Birla Management Corporation Limited
808 Dalamal House, Nariman Point; Mumbai 400 021
Phone : 2845826 (D), 2823466, 2850202 Fax : 2822069
E-Mail : pragnyaram@adityabirla.com
www.adityabirla.com